[Chapman and Cutler LLP Letterhead]

May 2, 2025

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone on March 28, 2025, regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 26, 2025 (the “Registration Statement”. The Registration Statement relates to the Innovator Equity Managed Buffer ETF™ (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Registrant acknowledges the Staff’s comment and confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement. Further, the Registrant will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. Where the Registration Statement for the Fund has been revised in accordance with the Staff’s comment, such revisions will be reflected in the revised Registration Statement provided to the Staff via supplemental correspondence.

Comment 2 – General

The Staff notes that certain information is blank in the Registration Statement. Please ensure that all the disclosures are updated and please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of the Registration Statement. The Staff requests confirmation that the Fund’s next filing will consist of a full registration statement, including all exhibits.

Response to Comment 2

The Registrant confirms that it will provide the Staff with completed drafts via supplemental correspondence at least five business days prior to the date of effectiveness of the Registration Statement. The Registrant further confirms that it will submit a full registration statement in the next filing for the Fund.

Comment 3 – General

Please note when a comment is made in one location it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. It is incumbent on the Registrant to make all necessary revisions accordingly.

Response to Comment 3

The Registrant confirms it has applied all comments globally, as applicable.

Comment 4 – General

Please note that unless the Staff phrases a comment as being for the Registrant’s consideration, the Staff requests that the Registrant does not rephrase the comment that way in the comment response letter.

Response to Comment 4

The Registrant confirms it has not rephrased any comments herein.

Comment 5 – General

If the Registrant determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Registrant’s views as they apply to the Registration Statement’s facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 5

The Registrant confirms it will provide the requested analysis to the extent any comments are declined.

Comment 6 – Cover Page

The Staff notes the cover page for the Fund does not include the following disclosure that was included in the Innovator Equity Managed Floor ETF’s cover page:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus (including amendments and supplements) and other information about the Fund, including the Fund’s statement of additional information and shareholder report, online at http://www.innovatoretfs.com/etf/?ticker=sflr. You can also get this information at no cost by calling (800) 208-5212, sending an email request to info@innovatoretfs.com or from your financial professional. The Fund’s prospectus and statement of additional information, both dated February 28, 2025, as amended and supplemented from time to time, are incorporated by reference into this Summary Prospectus.”

Please revise to include.

Response to Comment 6

The Registrant respectfully declines to add the requested disclosure. The referenced disclosure is contained in the summary prospectus for the Innovator Equity Managed Floor ETF, and is included pursuant to Rule 498, which is not applicable here. Similar disclosure will be included in the Fund’s summary prospectus when filed.

Comment 7 – Fee Table

The Staff notes that the Fund’s fee table does not include the footnote for “Other Expenses” that provides that such expenses are estimates for the period, as required by Form N-1A. Please revise accordingly.

Response to Comment 7

The Fund has revised the prospectus in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 8 – Solactive GBS United States 500 Index

The Staff notes that the Solactive GBS United States 500 Index (the “Equity Portfolio Index”), is a price return index. If the Fund does not disclose that the Equity Portfolio Index is a price return index, the Staff requests the Fund add disclosure that the index only reflects the changes in price of the underlying stocks and not any dividends paid by the constituents of the index, as well as the significance of such distinction.

Response to Comment 8

The Registrant respectfully declines to add any disclosure regarding the calculation of returns of the Equity Portfolio Index. According to the index methodology, there are three calculations of the Equity Portfolio Index, price return, net total return and gross total return. The Fund is not an index tracking fund. Rather, it invests in a representative sample of the securities that comprise the Equity Portfolio Index as part of its principal investment strategies. Further, the Fund will receive dividends from its investments in the equity securities of the components of the Equity Portfolio Index. Accordingly, the Fund believes that disclosing that one of the calculation methods of the Equity Portfolio Index is based solely on the changes in price of the underlying stocks and does not include dividends, may be misleading to investors as the Fund’s returns will reflect dividends received from the constituents of the Equity Portfolio Index.

Comment 9 – Principal Investment Strategies

The Staff requests the following disclosure be made more prominent so that the importance of the timing of purchases and sales by an investor, and such impact on the buffers, is more easily understood:

“Additionally, the time an investor purchases Shares of the Fund or sells Shares of the Fund could impact the extent to which such investor benefits from a specific buffer provided by a put option contract. If an investor purchases Shares of the Fund after the option contracts for an Options Portfolio were entered into or does not stay invested in the Fund for the entire duration of the respective put option contract, such investor may not fully benefit from the sought-after downside protection of that put option contract.”

Response to Comment 9

In accordance with the Staff’s comment, the prospectus has been revised to include similar disclosure in the bullet points summarizing the investment strategy at the beginning of the “Principal Investment Strategies” section, as reflected in Exhibit A.

Comment 10 – Principal Investment Strategies

That Staff notes the indicated disclosure below appears to be contradictory, and should be revised for consistency:

“[t]he Fund invests in net assets in equity securities of certain U.S. large capitalization companies, subject to the limitations on upside exposure further described below” (emphasis added)

“The Fund’s option strategy may cause the Fund to forego a portion of any upside returns of the Equity Portfolio” (emphasis added).

Response to Comment 10

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 11 – Principal Investment Strategies

Please confirm whether the Fund’s U.S. large capitalization exposure be limited to Equity Portfolio Index. If so, please clarify that in the disclosure.

Response to Comment 11

The Fund confirms that the Fund’s Equity Portfolio U.S. large capitalization exposure is limited to the Equity Portfolio Index. Accordingly, the prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 12 – Principal Investment Strategies

The Staff notes the below disclosure and asks the Fund to consider making such disclosure more prominent:

“While the Sub-Adviser will seek to construct the Options Portfolio contracts with substantially similar investment exposure to the Equity Portfolio, any differences between the return of the Equity Portfolio Index versus that of the U.S. Large Cap Index may cause investors to not receive the full benefit of the Fund’s sought-after buffers, which is not guaranteed. In such a scenario, the Fund may experience losses. Additionally, the sought-after buffers are provided based on the Fund’s NAV on the day the respective put option contract is entered into for the respective buffers, however the Fund’s Shares trade at market prices on the Exchange. To the extent there is a discrepancy between the Fund’s NAV and market price when an investor buys or sells Shares, or when a put option contract expires, it may impact the sought-after buffers such investor experiences.”

Response to Comment 12

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 13 – Principal Investment Strategies

The Staff notes the Fund’s usage of the term “protective purchased put option contracts.” The Staff requests wherever the Fund uses such language (i.e., protection, protective, protect), please make it clear that such component is not guaranteed.

Response to Comment 13

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 14 – Principal Investment Strategies

The Staff notes the following disclosure:

“The Fund will not concentrate (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of identified industries. As of the date of this prospectus, the Fund has significant exposure to the information technology sector.”

Please disclose what the Fund means by “significant exposure” and whether the Fund is actually concentrated. Please also ensure that the concentration policy disclosed in the Fund’s principal investment strategies is consistent with the Fund’s fundamental policy on concentration and revise as necessary.

Response to Comment 14

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 15 – Principal Investment Strategies

The Staff notes the Fund provides “[t]he Sub-Adviser will seek to construct the Options Portfolio contracts with investment exposure that is substantially the same as the Equity Portfolio.” The Staff requests the Fund either define what the Fund means by “substantially the same” or delete the reference thereto.

Response to Comment 15

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 16 – Principal Investment Strategies

The Staff notes the Fund provides “In this regard, the Sub-Adviser expects each Options Portfolio to be comprised of exchange-traded put and call option contracts that reference the price return…” (emphasis added). The Staff requests the Fund revise this disclosure (and all similar disclosure) to indicate what the Sub-Adviser will do or intends to do. See Items 4 and 9 of Form N-1A.

Response to Comment 16

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 17 – Principal Risks

The Staff notes that the “Upside Participation Risk” includes disclosure (listed below) that appears to have contradictory text; please revise for clarity and consistency that the upside potential for the Fund is limited.

“There can be no guarantee that the Fund will be produce upside returns that correlate to increases of the Equity Portfolio Index over time.”

“Additionally, the Fund’s sold call option contracts effectively sell potential upside of the U.S. Large Cap Index in return for a premium received, which could have a negative impact on the Fund’s performance.”

Response to Comment 17

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 18 – Principal Risks

The Staff notes the Fund’s “Equity Securities Risk” should have correlating disclosure regarding specific equities for direct and indirect investments, and notes the Fund’s earlier text only lists common stock. Please revise for accuracy, because as currently written the disclosure suggests the Fund can invest in equity securities beyond common stocks.

Response to Comment 18

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 19 – Principal Risk

The Staff notes the Fund’s “Liquidity Risk” provides:

“The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price.”

Please confirm that the Fund will not invest in illiquid securities as part of its principal investment strategies. See Items 4 and 9 of Form N-1A. If so, please revise the disclosure accordingly including the summary and risk section.

Response to Comment 19

The Fund confirms that it will not invest in illiquid securities as part of its principal investment strategies.

Comment 20 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes that certain disclosure in the “Additional Information About the Fund’s Principal Investment Strategies” section merely repeats or is substantially identical to the information included in the summary prospectus. Please consider revising the disclosure to remove duplicative disclosure. In this regard, Form N-1A provides that the principal investment strategies and risks required in Item 4 summary section should be based on the information given in response to Item 9 of Form N-1A and should be a summary of that information. Form N-1A also provides that information given in response to Items 2-8 need not be repeated elsewhere. See Form N-1A; IM Guidance Update 2014-08 (June 2014).

Response to Comment 20

The Registrant has reviewed the disclosure in the “Additional Information About the Fund’s Principal Investment Strategies” section in accordance with the Staff’s comment and made certain revisions to the prospectus in connection therewith, as reflected in Exhibit A.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
May 2, 2025

Prospectus

Innovator Equity Managed 100 Buffer ETF™

(NYSE Arca— BFRZ)

[_________], 2025

Innovator Equity Managed 100 Buffer ETF™ (the “Fund”) is a series of Innovator ETFs® Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares on NYSE Arca, Inc. (“NYSE Arca” or the “Exchange”). Market prices may differ to some degree from the net asset value of shares of the Fund (“Shares”). Unlike mutual funds, the Fund issues and redeems Shares at net asset value only in large blocks of Shares called “Creation Units.” The Fund is a series of the Trust and is an actively managed exchange-traded fund organized as a separate series of a registered management investment company.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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Innovator Equity Managed 100 Buffer ETF™

Investment Objective

The Fund seeks to provide capital appreciation while seeking to limit the amount of losses experienced by investors (prior to taking into account management fees and other fees).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.89%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.89%
(1) “Other Expenses” are esitmates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$91	$284

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

The Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in equity securities and option contracts that give economic exposure to equity securities. The Fund is an actively managed exchange-traded fund (“ETF”) that, under normal market circumstances, seeks to provide capital appreciation through participation in the large-capitalization U.S. equity markets while seeking to limit any losses. Pursuant to its investment objective, the Fund intends to invest in a diversified portfolio of equity securities (the “Equity Portfolio”) that are representative of the Solactive GBS United States 500 Index (the “Equity Portfolio Index”), together with put and call option contracts (the “Options Portfolio”) in an effort to reduce the potential for losses associated with the returns of U.S. large capitalization equity market investments. The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Parametric Portfolio Associates LLC (“Parametric” or the “Sub-Adviser”). The Sub-Adviser will actively monitor the performance of the portfolio and, as described further below, selectively ladder the Options Portfolio to seek to protect capital.

As further described below, the Fund’s principal investment strategy seeks to implement the following:

•	U.S. Large Capitalization Companies Exposure: The Fund invests its net assets in equity securities of certain U.S. large capitalization companies, subject to the limitations on upside exposure further described below. See “Equity Portfolio” below for additional information.

•	Investment 100% Buffers: The Fund seeks to provide a series of “buffers” that each seek to protect the Fund against 100% of U.S. Large Cap Index (as defined below) losses, as measured at the end of one-year periods and prior to taking into account the Fund’s annual management fee and other fees. The implementation of the buffers are not guaranteed. The time an investor purchases Shares or sells Shares impacts the extent to which such investor benefits from a specific buffer any differences between the return of the Equity Portfolio Index versus that of the U.S. Large Cap Index (defined below) may cause investors to not receive the full benefit of the Fund’s sought-after buffers. See “Hedging Strategy–Options Portfolio” below for additional information.

•	Laddered Options Strategy: The Fund implements a “laddering” approach such that the Fund staggers its Options Portfolio, and therefore the sought-after protection of the buffers. The Fund ladders the investment buffers by purchasing put option contracts with a one-year duration that have staggered expiration dates of three-months. In addition, the Fund sells short-dated (i.e., two-weeks) call option contracts that expire every three to four calendar days used towards funding the Fund’s purchased put option contracts. The Fund’s option strategy will cause the Fund to forego a portion of the upside returns of the Equity Portfolio to the extent the reference asset for the sold call option contract increases in value beyond the strike price of such option contract. See “Hedging Strategy–Options Portfolio Laddering” below for additional information.

The Fund will not concentrate (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of identified industries, except that the Fund will concentrate to approximately the same extent as the Equity Portfolio Index concentrates in the securities of a particular industry or group of industries. The Fund is classified as a “non-diversified company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Equity Portfolio

The Fund will, under normal market circumstances, invest its net assets in common stock of certain of the U.S. large capitalization companies that comprise the Equity Portfolio Index. The Equity Portfolio Index seeks to provide the returns of the 500 largest U.S. companies, as measured by market capitalization. The Equity Portfolio Index is comprised of the common stock of 500 U.S. companies ranked by total market capitalization in descending order. The constituents of the Equity Portfolio Index are weighted according to the securities’ free float market capitalization. The Equity Portfolio Index is rebalanced and reconstituted quarterly. As of the date of this prospectus, the Equity Portfolio Index, and therefore the Fund, has significant exposure to the information technology sector. For additional information relating to the Equity Portfolio Index, see “Additional Information About the Fund’s Principal Investment Strategies”. Notwithstanding the Fund’s investments in the components of the Equity Portfolio Index, the potential upside return of the Equity Portfolio Index that the Fund may experience is limited through the sold call options that are part of the Options Portfolio, as detailed further below.

The Sub-Adviser intends to limit the portfolio overlap between its investments that comprise the Equity Portfolio and the underlying constituents of the Options Portfolio reference assets (as described further below) to less than 70% on an ongoing basis in an effort to avoid being subject to the “straddle rules” under federal income tax law (see “Dividends, Distributions and Taxes–Taxes–Treatment of the Fund’s Options Contracts” for additional information regarding the “straddle rules”). However, the Sub-Adviser will seek to adjust the Fund’s investment weightings of Equity Portfolio Index constituents so as to provide the Fund investment returns that are substantially similar to the Equity Portfolio Index. Through this optimization of the Equity Portfolio Index, the Equity Portfolio is not expected to hold each of the constituents of the Equity Portfolio Index and the Fund’s position in those common stocks held in the Equity Portfolio may be overweight or underweight as compared to the Equity Portfolio Index’s weighting.

The Fund expects that dividends received from its investment in equity securities that comprise the Equity Portfolio Index will be distributed to shareholders on a periodic basis.

Hedging Strategy

Options Portfolio

The Sub-Adviser will seek to protect against losses in the Equity Portfolio by implementing a series of buffers against 100% of losses by purchasing put option contracts, which seek to protect against losses. In general, an option contract is an agreement between a buyer and a seller that gives the purchaser of the option the right to purchase or sell the underlying asset (or deliver cash equal to the value of an underlying index) at a specified price (“strike price”) within a specified time period. As further described below (see “Principal Investment Strategies—Hedging Strategy—Options Portfolio Laddering”), the Sub-Adviser will “ladder” the Fund’s option contracts exposure by investing in four distinct, one-year put option contracts with expiration dates approximately three months apart. In addition, the Sub-Adviser will ladder short-dated (approximately two weeks) sold call option contracts with expiration dates of approximately 3-4 calendar days apart. The Fund implements this laddered approach to help offset the timing risks inherent in a single reset and roll date. The Fund will use exchange-traded sold call option contracts and will use FLexible EXchange® option contracts (“FLEX Options”) for its purchased put option contracts. FLEX Options are exchange-traded option contracts with uniquely customizable terms. Although guaranteed for settlement by the Options Clearing Corporation (the “OCC”), FLEX Options are still subject to counterparty risk with the OCC and may be less liquid than more traditional exchange-traded option contracts.

The Sub-Adviser will seek to construct the Options Portfolio contracts with investment exposure that matches the Equity Portfolio, however minor differences may exist between the Equity Portfolio Index and the reference assets utilized for the various option contracts that comprise the Options Portfolio. In this regard, the Sub-Adviser will construct each Options Portfolio to be comprised of exchange-traded put and call option contracts that reference the price return (i.e., changes in the price of a specified asset, excluding any dividends paid) of U.S. large capitalization indices (the “U.S. Large Cap Index”), including exchange-traded option contracts on the S&P 500® Price Return Index, and on ETFs that seek to replicate the performance of the U.S. Large Cap Index, respectively. The Sub-Adviser will manage the Options Portfolio to provide exposure to:

(i)	purchased put option contracts with a strike price of between 100% of the then-current value of the U.S. Large Cap Index (i.e., “at-the-money”) up to approximately 110% of the then-current value of the U.S. Large Cap Index (i.e., “in-the-money) and an expiration date of approximately one-year. Purchased put option contracts give the holder the right, but not the obligation, to sell a specified amount of the reference asset at the strike price at a specified date. The purchased put option contracts are designed to provide the Fund’s sought-after 100% protection at the expiration of the option contracts by profiting off any losses experienced by the contract’s reference asset, however such protection is not guaranteed. The Sub-Adviser intends that the Fund’s purchased put option contracts will provide exposure to the SPDR® S&P 500® ETF Trust; and

(ii)	sold short-dated call option contracts, which have an expiration date of approximately two weeks at initiation. Sold call option contracts sell to a counter party, in exchange for a premium received, the right to purchase the reference asset from the seller at a predetermined price at a specified date. The Fund seeks to use returns derived from collecting premiums from the sold call option contracts to pay the costs to the Fund of the purchased put option contracts and to make investments in the Equity Portfolio. The Fund will forego upside returns of the Equity Portfolio beyond the level of the strike price of each sold call option. The Fund seeks to participate in approximately 40% to 50% of the annual returns of the Equity Portfolio Index as a result of the implementation of the Fund’s sold option contracts, which is not guaranteed. The Sub-Adviser intends that the Fund’s sold call option contracts will provide exposure to the S&P 500® Price Return Index.

While the Sub-Adviser will seek to construct the Options Portfolio contracts with substantially similar investment exposure to the Equity Portfolio, any differences between the return of the Equity Portfolio Index versus that of the U.S. Large Cap Index may cause investors to not receive the full benefit of the Fund’s sought-after buffers, which is not guaranteed. In such a scenario, the Fund may experience losses. Additionally, the sought-after buffers are provided based on the Fund’s NAV on the day the respective put option contract is entered into for the respective buffers, however the Fund’s Shares trade at market prices on the Exchange. To the extent there is a discrepancy between the Fund’s NAV and market price when an investor buys or sells Shares, or when a put option contract expires, it may impact the sought-after buffers such investor experiences.

Please note that each 100% buffer will be fully in effect only at the expiration of the respective put option contract, and to the extent an investor purchases or sells Shares after the put option contract is entered into or before it expires, such investor may not receive the full sought-after protection provided by the buffer. Specifically, in light of the laddered put option contracts utilized to implement the 100% buffers, the Fund targets an annual maximum loss of approximately 1% to 3%, which is not guaranteed. Given the nature of put option contracts used, the strategy has the potential to generate positive returns in negative and very negative market environments.  Any such positive returns are not guaranteed. The Fund’s NAV is dependent, in part, on the value of the Options Portfolio, which is based principally upon the performance of U.S. Large Cap Index. The value of the option contracts in the Options Portfolio is affected by changes in the value and dividend rates of the securities represented in the U.S. Large Cap Index underlying the option contract, changes in interest rates, changes in the actual or perceived volatility of the U.S. Large Cap Index and the remaining time to the option contract’s expiration date, as well as trading conditions in the options market. As the price of U.S. Large Cap Index changes and time moves towards the expiration date, the value of the option contracts, and therefore the Fund’s NAV, will change. However, it is not expected for the Fund’s NAV to directly correlate on a day-to-day basis with the returns of the U.S. Large Cap Index. The amount of time remaining until each option contract’s expiration date affects the impact of the buffer on the Fund’s NAV. Therefore, while changes in the price of the U.S. Large Cap Index will result in changes to the Fund’s NAV, the Sub-Adviser generally anticipates that the rate of change in the Fund’s NAV will be less than that experienced by U.S. Large Cap Index.

Equity Portfolio Buffers

The Fund’s purchased put option contract strategy seeks to reduce the risks associated with typical long-only equity strategies by providing investors with the potential for downside protection against losses experienced by the Equity Portfolio, however such protection is not guaranteed. The Options Portfolio is structured to seek to provide the Fund with 100% “buffers” (i.e., protection against 100% of losses) that are implemented on a quarterly basis against Equity Portfolio losses over the term of the specific put option contract. The sought-after 100% buffers will not change during the period and is provided at the expiration of the specific put option contract. The put option contacts utilized by the Fund will utilize strike prices that are either at-the-money or are up to 110% of the then-current value of the U.S. Large Cap Index. The Fund utilizes in-the-money put option contracts to help provide additional sought-after protection to the Fund in the event the U.S. Large Cap Index has appreciated in value since the execution of the original put option contract.

The buffers are designed to protect against 100% of losses upon the expiration of the respective put option contract, however such protection is not guaranteed. Therefore, it should not be expected that a given buffer will be provided at any day prior to the expiration of the put option, and the Fund may therefore experience a degree of losses prior to such date. Further, any appreciation of the value of the reference asset for the put option contract since the execution of a given contract (and corresponding decrease in the value of the Fund) will not be protected by the buffers, and an investor can experience losses to the extent of such appreciation. While the Fund attempts to minimize these effects, there is no guarantee it will be successful in doing so. The sought-after buffers are not guaranteed and are provided prior to taking into account the Fund’s annual management fee of 0.89%, transaction fees and any extraordinary expenses incurred by the Fund. These fees will have the effect of lowering the buffers experienced by investors and adversely impact Fund performance. The Fund may not be successful in protecting against losses for investors through its usage of put option contracts in the Options Portfolio. Additionally, the time an investor purchases Shares of the Fund or sells Shares of the Fund could impact the extent to which such investor benefits from a specific buffer provided by a put option contract. If an investor purchases Shares of the Fund after the option contracts for an Options Portfolio were entered into or does not stay invested in the Fund for the entire duration of the respective put option contract, such investor may not fully benefit from the sought-after downside protection of that put option contract.

The Fund finances the implementation of the quarterly buffers through the selling of short-dated call option contracts. The Fund’s sold call option strategy effectively causes the Fund to forego upside returns of the reference asset beyond the level of the strike price of each sold call option. In a market environment where the level of the U.S. Large Cap Index is increasing above the strike prices of the sold call options, the Fund’s performance may be lower when compared to the U.S. Large Cap Index. The Sub-Adviser will sell short-dated call option contracts, which have an expiration date of approximately two weeks, to minimize the risk when compared to longer-dated call option contracts that the Fund will be unable to participate in significant increases in the level of U.S. Large Cap Index beyond the sold call option contract’s strike price over the life of the option contract. See “Options Portfolio Laddering” below for additional information on the implementation of the proceeds from the Fund’s sold call option contracts. The Sub-Adviser may not be successful in implementing its strategy to minimize the times in which the Fund forgoes upside returns.

Each of the put option contracts purchased by the Fund are designed to provide a 100% buffer at the one-year contract expiration. However, on an ongoing basis, the Fund will experience investment buffers that are expected to be greater or less than the sought-after 100% quarterly buffer due to the impacts of the Fund’s laddered investment approach described below. The laddered approach of investing in one-year put option contracts every three months will result in Fund investment performance that is very different than if the Fund invested in put option contracts with a single expiration date. As described further below, the Fund’s put option contracts have different expiration dates and initial values of the U.S. Large Cap Index, resulting in price movements of differing magnitude for each put option contract. As a result, changes in the value of the U.S. Large Cap Index are likely to have different impact on the values of each of the put option contracts. While the Fund will seek to purchase put option contracts at strike prices that create a 100% buffer at the conclusion of its one-year term, the option contracts in the Options Portfolio will have unique values that are dependent on the strike prices and time to expiration.

Options Portfolio Laddering

The Sub-Adviser will seek to “ladder” the Fund’s option contracts by entering into new purchased put option contracts packages every three-months. “Laddering” is an investment technique that utilizes multiple option positions over multiple expiration dates, to avoid the risk of reinvesting a large portion of assets in an unfavorable market environment and to create more instances to reset buffer opportunities during extended periods of market appreciation. The portfolio managers oversee the construction and resetting of the Options Portfolios, but the characteristics of the Options Portfolio will be dependent on market conditions at the time of establishing the Options Portfolio, including but not limited to volatility. As a result of the laddered put option contracts and sold call option contracts, the Fund expects that it will experience approximately 25% – 30% of the annualized volatility experienced by the U.S. Large Cap Index, which is not guaranteed.

The Fund’s purchased put option contracts will be separated into four tranches with approximately one-year expirations, such that the Fund’s hedge on downside risk rolls on a quarterly basis. After a put option contract expires, the Fund will enter into a new put option contract with one-year expiration dates that are staggered approximately every three months. Every three months one put option contract expires and subsequently “rolls” into another one-year period, refreshing the sought-after 100% buffer. This process repeats every three months, with the Fund participating in a rolling set of buffer opportunities. In order for the Fund to create the “laddered” approach, the Fund will initially use put option contracts with expiration dates of approximately three months, six months, nine months and one-year, respectively.

Similarly, the Fund will sell call option contracts with approximately two-week expirations into tranches with such expirations being staggered approximately every 3 to 4 calendar days. The Sub-Adviser uses short-dated call option contracts to minimize (when compared to using longer-dated call option contracts) the incidence of the U.S. Large Cap Index appreciating above the strike price, which would limit the Fund’s upside potential. The proceeds from the sold call option contracts will be used to purchase the put option contracts that provide the Fund’s sought-after buffers and to gain additional exposure to the Equity Portfolio. At the expiration of the Fund’s put option contract each quarter, the Fund will manage its Equity Portfolio exposure, in addition to the proceeds from call option contracts that align with the expiration of the put option contract, to pay for the costs of the purchased put option contract to implement the 100% buffer.

The impact of the Fund’s laddered investment approach is that there will be four “buffers” with one expiring every three months. These buffers will have different expiration dates (and therefore, measuring periods), as well as strike prices and initial values. Further, one of the components that impacts the value of an option contract is the time remaining until expiration. Therefore, changes in the U.S. Large Cap Index and the timing of such changes relative to the put option contract’s expiration date will cause different impacts on each purchased put option contract.

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved. Each risk noted below is considered a principal risk of investing in the Fund, regardless of the order in which it appears. The significance of each risk factor below may change over time and you should review each risk factor carefully.

Investment Strategy Risk. The Fund is subject to certain unique risks in light of its investment strategy, listed below.

Buffered Loss Risk. There can be no guarantee that the Fund will be successful in implementing its strategy to provide sought-after protection against losses in the U.S. Large Cap Index by implementing the sought-after buffers. A shareholder may lose its entire investment. There could be material differences between the returns of the Equity Portfolio and the Fund’s exposure to the U.S. Large Cap Index through the Options Portfolio. To the extent such disconnect occurs, the Options Portfolio may be unsuccessful in providing the sought-after buffers, which are not guaranteed. Accordingly, investors could suffer losses the Options Portfolio is designed to prevent. The sought-after buffers are provided by virtue of the Fund’s put option contracts, which are laddered with different expiration dates. Because the Fund ladders its option contracts and the Fund’s put option contracts will have different terms (including expiration dates), different tranches of put option contracts may produce different returns, the effect of which may be to reduce the Fund’s sought-after protection. Further, because of the structure of these option contracts, the sought-after buffers provided by any single put option contract will not be fully in-effect until the expiration date of the put option contract. Therefore, at any given moment the Fund may not receive the benefit of the sought-after protection on losses that could be available from an Options Portfolio with a single expiration date. When the put option contracts of one tranche “rolls” after its expiration, there is no guarantee that market conditions will be such that the Fund will be able to replace such expiring put option contracts with new put option contracts that produce the sought-after protection against 100% of the U.S. Large Cap Index losses. Further, if the U.S. Large Cap Index, and therefore the Fund, has significantly appreciated in value the Fund will not be protected against losses of such gains until the U.S. Large Cap Index has decreased to the strike price of a given put option contract. While the Fund seeks to minimize the likelihood of this effect through the strike prices selected for the Fund’s put option contracts, there is no guarantee that it will be successful in doing so, and investors may experience losses.

Hedging Strategy Risk. The Fund seeks to provide risk-managed investment exposure to the U.S. Large Cap Index through its hedging strategy. In doing so, there is no guarantee that the Fund will be successful in implementing its strategy to provide hedged market exposure. The Fund does not provide principal protection or non-principal protection, and an investor may experience losses on its investment, including the loss of its entire investment. In a market environment where the U.S. Large Cap Index is generally appreciating, the Fund may underperform the U.S. Large Cap Index and/or similarly situated funds. In order to provide the sought-after protection against decreases in the Equity Portfolio, the Fund sells call option contracts that reference the U.S. Large Cap Index, which will negatively impact the Fund’s performance in a market environment where the U.S. Large Cap Index appreciates. Any Fund underperformance may also be a result of management risk. Additionally, the Fund’s portfolio managers also implement an optimized equity strategy in order to substantially replicate the returns of the Equity Portfolio Index. To the extent that the returns of the Equity Portfolio do not align with the price returns of the U.S. Large Cap Index, the Fund may not be successful in implementing the sought-after buffers implemented by the Options Portfolio. The Fund uses option contracts that utilize different reference assets in order to manage the Fund in a tax-efficient manner. While the reference assets provide substantially similar returns, in doing so, the Fund is subjected to risks that the reference assets may produce different investment results. If this were to occur, the Fund’s investment strategy may not effectively be implemented.

Upside Participation Risk. The Fund’s sold call option contracts effectively sell potential upside of the U.S. Large Cap Index in return for a premium received, which will have a negative impact on the Fund’s performance in the event the U.S. Large Cap Index exceeds the strike price of the Fund’s sold call option contracts. In a market environment where the U.S. Large Cap Index appreciates beyond the strike price of the sold call option contracts, the Fund could underperform. The Fund uses near term expiration dates for the sold call option contracts to minimize the likelihood of this occurrence, however the success of this strategy is not guaranteed. In addition,because the Fund uses an optimized investment strategy in the implementation of the Equity Portfolio, the Fund will weight securities differently than the Equity Portfolio Index, which may cause the Fund to underperform or overperform the Equity Portfolio Index based on those different weightings.

Equity Securities Risk. The Fund has exposure to the equity securities markets because it holds common stocks directly in the Equity Portfolio and has exposure to equity securities indirectly through the Options Portfolio. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of Shares will fluctuate with changes in the value of the equity securities that comprise the Equity Portfolio Index, subject to the Fund’s hedging strategy.

Common Stock Risk. Common stocks are especially susceptible to general market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the common stocks held by the Fund will fluctuate over the life of the Fund and may be more or less than the price at which they were purchased by the Fund.

Concentration Risk. To the extent the Fund concentrates or has significant exposure in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

Information Technology Companies Risk. The Fund, directly through the Equity Portfolio and indirectly through the Options Portfolio, has significant exposure to companies in the information technology sector. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

Large Capitalization Companies Risk. The Fund, directly through the Equity Portfolio and indirectly through the Options Portfolio, has significant exposure to large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the Equity Portfolio Index and/or similarly situated funds. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy, including, but not limited to, differing weights of the equity securities in the Equity Portfolio versus that of the Equity Portfolio Index and the impact of the Fund’s sold call options in rapidly appreciating market environments.

Derivatives Risk. To employ the Fund’s defined outcome strategy, the Fund utilizes derivative instruments, specifically, option contracts. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms, which can magnify potential for gain or loss and, therefore, amplify the effects of market volatility on share price. In addition to the foregoing, the Fund is subject to the following risks associated with its use of derivative instruments:

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions and depends on the ability of the Sub-Adviser’s rules-based strategy to effectively mitigate downside risk of the Fund. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest rates, including the implied volatility, which in turn are affected by fiscal and monetary policies and by national and international political and economic events. The effective use of option contracts also depends on the Fund’s ability to terminate its option contracts at times deemed desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an advantageous price. In addition, the value of the options contracts utilized by the Fund may not increase or decrease at the same rate as the reference asset on a day-to-day basis (although they generally move in the same direction). However, as an option contract approaches its expiration date, its value typically increasingly moves with the value of the reference asset. The Fund enters into option contracts in accordance with Rule 18f-4 under the 1940 Act (“Rule 18f-4”). Accordingly, the Fund is required to, among other things, adopt and implement a written derivatives risk management program and comply with limitations on risks relating to its derivatives transactions. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the sought-after buffer.

FLEX Options Risk. The Fund will utilize FLEX Options for its put option contracts, which are issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities, such as standardized options. In less liquid markets for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the share price of the Fund, could be negatively impacted. The FLEX Options held by the Fund are exercisable at the strike price on their expiration date. As a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the reference asset. However, prior to such date, the value of the FLEX Options does not increase or decrease at the same rate as the Undreference asset on a day-to-day basis (although they generally move in the same direction). The value of the FLEX Options held by the Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in the reference asset’s price, changes in interest rates, changes in the actual and implied volatility of the reference asset and the remaining time to until the FLEX Options expire.

Clearing Member Default Risk. Transactions in some types of derivatives, including the Fund’s usage of exchange-listed option contracts, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the Options Clearing Corporation (the “OCC”), rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Counterparty Risk. The Fund invests in exchange-listed option contracts, which subjects it to counterparty risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. In the event that the counterparty becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Correlation Risk. The put option contracts held by the Fund, which provide the sought-after buffers, will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the option contracts will be determined based upon market quotations or using other recognized pricing methods. The value of the option contracts prior to the expiration date may vary because of related factors other than the value of the underlying reference assets of the option contracts. Factors that may influence the value of the option contracts include interest rate changes and implied volatility levels of underlying reference assets of the option contracts, among others.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of option contracts, (ii) if the Fund is unable to maintain the proportional relationship based on the number of option contracts in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes or interpretations affecting the treatment of option contracts.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. If a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. In the event that trading in the underlying options contracts is limited or absent, the value of the Fund’s options contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the options contracts. The trading in options contracts may be less deep and liquid than the market for certain other securities. In a less liquid market for the options contracts, terminating the options contracts may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the options contracts, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the options contracts and the value of your investment.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective. The Sub-Adviser’s evaluations and assumptions regarding investments, interest rates, inflation, and other factors may not successfully achieve the Fund’s investment objective given actual market conditions.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of option contracts or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. The value of Shares may also decline as a result of market conditions. Factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of Shares. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s portfolio investments and could result in disruptions in the trading markets.

New Fund Risk. The Fund is new and currently has fewer assets than larger funds, and like other new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected. Additionally, because the Fund has fewer assets than larger funds over which to spread its fixed costs, its expense levels on a percentage basis will be higher than that of a larger fund.

Non-Diversification Risk. The Fund is classified as a “non-diversified company” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Risks Associated with ETFs. The Fund is an ETF, and therefore, as a result of an ETF’s structure, is subject to the following risks:

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to sell) on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV and the bid/ask spread on Shares may widen.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants (“APs”) are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Security Issuer Risk. Issuer specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code, and accordingly the Fund must satisfy certain income, asset diversification and distribution requirements each year. Among other requirements, the Fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income and the Fund’s assets must be diversified so that at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities, subject to certain other limitations. The Fund will also need to manage its exposure to derivatives counterparties for purposes of satisfying the diversification test. If the Fund were to fail to meet the qualifying income test or asset diversification test and fail to qualify as a RIC, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income, which would adversely affect the Fund’s performance. Additionally, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain option contracts held by the Fund are likely to be “Section 1256 contracts” under Section 1256 of the Code, allowing the Fund to recognize a combination of long and short term gain from such contracts but requiring the Fund to recognize gain or loss as if the Section 1256 contracts were sold. Certain option contracts on an ETF may not qualify as Section 1256 contracts, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the options contracts as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the options contracts as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the options contract is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value its options contracts becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Adviser

Parametric Portfolio Associates LLC

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•	Jennifer Mihara – Managing Director, Head of Equity Fund Management at Parametric

•	Gordon Wotherspoon – Managing Director, Head of Equity SMA at Parametric

•	Alex Zweber – Managing Director, Investment Strategy at Parametric

•	Michael Zaslavsky – Senior Investment Strategist at Parametric

•	Larry Berman – Managing Director, Investment Management at Parametric

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund and have served in such capacity since the Fund’s inception in May 2025.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with authorized participants that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may also issue and redeem Shares in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to seek long-term capital gains while mitigating overall market risk. The Fund’s investment objective and policies described herein are non-fundamental policies that may be changed by the Board without shareholder approval. The Fund may liquidate and terminate at any time without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”). The Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in equity securities and option contracts that give economic exposure to equity securities. For purposes of this policy, the Fund will value its option contracts at mark-to-market and its positions are marked-to-market daily. The Fund has adopted a policy to provide the Fund’s shareholders with at least 60 days prior notice of any change in this policy.

As described in “Principal Investment Strategies” and in “Principal Risks,” there are risks associated with an investment in the Fund and there is no guarantee that the Fund will be successful in providing risk-managed investment exposure to the U.S. Large Cap Index.

The Fund invests in equity securities that comprise the Equity Portfolio Index, which seeks to provide the returns of the 500 largest U.S. companies, as measured by market capitalization. The Equity Portfolio Index ranks U.S. companies by total market capitalization in descending order, with the security having the highest market capitalization assigned a rank of 1. Securities selected for inclusion in the Equity Portfolio Index are selected as follows:

•	The securities with the top 425 market capitalizations are included.

•	The next 75 components are selected by first selecting companies that are constituents of the Equity Portfolio Index prior to the Equity Portfolio Index reconstitution and ranked outside of the top 425 in market capitalization rankings at the time of the reconstitution. The securities within the market capitalization rank of 426-600 within this pool will be chosen until the total number of components selected equals 500.

•	If fewer than 500 components exist after the foregoing step, the highest-ranking securities that were not previously Equity Portfolio Index components are then added until 500 companies are included.

The Fund purchases “put” option contacts as well as sells “call” option contracts. A put option contract allows the holder of the put option contract to sell a specific asset at a pre-determined price. A call option contract allows the holder of the call option contract to buy a specific asset at a pre-determined price. Option contracts can either be “American” style or “European” style. American style option contracts may be exercised by the holder of the option contract at any time prior to the option contract’s expiration date. European style option contracts may only be exercised by the holder of the option contract on the expiration date of such option contract. The Fund intends to use European style put option contracts and American style call option contracts.

The Fund may incorporate tax loss harvesting within the Equity Portfolio to maximize the realization of losses. Realized losses in the Equity Portfolio may be used to offset realized gains in the Options Portfolio and Equity Portfolio.

Fund Investments

Principal Investments

Equity Securities

The Fund invests in equity securities, which primarily includes common stocks. Equity securities represent an ownership position in a company. The prices of equity securities fluctuate based on, among other things, events specific to their issuers and market, economic, and other conditions.

Common Stocks

Common stock represents an equity or ownership interest in an issuer. Common stock may or may not pay dividends, and may or may not carry voting rights. Common stock occupies the most junior position in a company’s capital structure. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds and preferred stock take precedence over the claims of those who own common stock. Unlike debt securities, which typically have a stated principal amount payable at maturity (whose value, however, is subject to market fluctuations prior thereto), or preferred stocks, which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity.

Option Contracts

In general, an option contract is an agreement between a buyer and a seller that gives the purchaser of the option the right to purchase or sell the underlying asset (or deliver cash equal to the value of an underlying index) at a specified price (“strike price”) within a specified time period.

Options contracts on an index give one party the right to receive or deliver cash value of the particular index, and another party the obligation to receive or deliver the cash value of that index. Option contracts on an individual security such as an ETF give one party the right to buy or sell the particular security, and another party the obligation to sell or buy that same security. A put option contract allows the holder of the put option contract to sell a specific asset at a pre-determined price. A call option contract allows the holder of the call option contract to buy a specific asset at a pre-determined price. Many options are exchange-traded and are available to investors with set or defined contract terms (standardized options) and are settled through a clearing house and are guaranteed. The Fund intends to use standardized listed options.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. The Fund’s option contracts are exchange-traded, and therefore will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing pursuant to the fair value procedures adopted by Innovator as the “Valuation Designee” pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board. The Fund will enter into option contracts in accordance with Rule 18f-4, which requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above. The significance of each risk factor below may change over time and you should review each risk factor carefully.

Investment Strategy Risk. The Fund is subject to certain unique risks in light of its investment strategy, listed below.

Buffered Loss Risk. There can be no guarantee that the Fund will be successful in implementing its strategy to provide sought-after protection against losses in the U.S. Large Cap Index by implementing the sought-after buffers. A shareholder may lose its entire investment. There could be material differences between the returns of the Equity Portfolio and the Fund’s exposure to the U.S. Large Cap Index through the Options Portfolio. To the extent such disconnect occurs, the Options Portfolio may be unsuccessful in providing the sought-after buffers, which are not guaranteed. Accordingly, investors could suffer losses the Options Portfolio is designed to prevent. The sought-after buffers are provided by virtue of the Fund’s put option contracts, which are laddered with different expiration dates. Because the Fund ladders its option contracts and the Fund’s put option contracts will have different terms (including expiration dates), different tranches of put option contracts may produce different returns, the effect of which may be to reduce the Fund’s sought-after protection. Further, because of the structure of these option contracts, the sought-after buffers provided by any single put option contract will not be fully in-effect until the expiration date of the put option contract. Therefore, at any given moment the Fund may not receive the benefit of the sought-after protection on losses that could be available from an Options Portfolio with a single expiration date. When the put option contracts of one tranche “rolls” after its expiration, there is no guarantee that market conditions will be such that the Fund will be able to replace such expiring put option contracts with new put option contracts that produce the sought-after protection against 100% of the U.S. Large Cap Index losses. Further, if the U.S. Large Cap Index, and therefore the Fund, has significantly appreciated in value the Fund will not be protected against losses of such gains until the U.S. Large Cap Index has decreased to the strike price of a given put option contract. While the Fund seeks to minimize the likelihood of this effect through the strike prices selected for the Fund’s put option contracts, there is no guarantee that it will be successful in doing so, and investors may experience losses.

Hedging Strategy Risk. The Fund seeks to provide risk-managed investment exposure to the U.S. Large Cap Index through its hedging strategy. In doing so, there is no guarantee that the Fund will be successful in implementing its strategy to provide a hedged market exposure. The Fund does not provide principal protection or non-principal protection, and an investor may experience losses on its investment, including the loss of its entire investment. In a market environment where the U.S. Large Cap Index is generally appreciating, the Fund may underperform the U.S. Large Cap Index and/or similarly situated funds. In order to provide the sought-after protection against decreases in Equity Portfolio, the Fund sells call option contracts that reference the U.S. Large Cap Index, which will negatively impact the Fund’s performance in a market environment where the U.S. Large Cap Index appreciates. Any Fund underperformance may also be a result of management risk. Additionally, the Fund’s portfolio managers also implement an optimized equity strategy in order to substantially replicate the returns of the Equity Portfolio Index. To the extent that the returns of the Equity Portfolio do not align with the price returns of the U.S. Large Cap Index, the Fund may not be successful in implementing the sought-after buffers implemented by the Options Portfolio. The Fund uses option contracts that utilize different reference assets in order to manage the Fund in a tax-efficient manner. While the reference assets provide substantially similar returns, in doing so, the Fund is subjected to risks that the reference assets may produce different investment results. If this were to occur, the Fund’s investment strategy may not effectively be implemented.

Upside Participation Risk. The Fund’s sold call option contracts effectively sell potential upside of the U.S. Large Cap Index in return for a premium received, which will have a negative impact on the Fund’s performance in the event the U.S. Large Cap Index exceeds the strike price of the Fund’s sold call option contracts. In a market environment where the U.S. Large Cap Index appreciates beyond the strike price of the sold call option contracts, the Fund could underperform. The Fund uses near term expiration dates for the sold call option contracts to minimize the likelihood of this occurrence, however the success of this strategy is not guaranteed. In addition,because the Fund uses an optimized investment strategy in the implementation of the Equity Portfolio, the Fund will weight securities differently than the Equity Portfolio Index, which may cause the Fund to underperform or overperform the Equity Portfolio Index based on those different weightings.

Equity Securities Risk. The Fund has exposure to the equity securities markets because it holds equity securities directly in the Equity Portfolio and has exposure to equity securities indirectly through the Options Portfolio. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Fund has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Fund’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response.

Common Stock Risk. Common stocks are especially susceptible to general market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the common stocks held by the Fund will fluctuate over the life of the Fund and may be more or less than the price at which they were purchased by the Fund.

Concentration Risk. To the extent the Fund concentrates or has significant exposure in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. A significant exposure makes the Fund more susceptible to any single occurrence and may subject the Fund to greater market risk than a fund that is more broadly diversified.

Information Technology Companies Risk. The Fund, directly through the Equity Portfolio and indirectly through the Options Portfolio, has significant exposure to companies in the information technology sector. Information technology companies produce and provide hardware, software and information technology systems and services. Information technology companies are generally subject to the following risks: rapidly changing technologies and existing produce obsolescence; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions and new market entrants. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, particularly those involved with the internet, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Information technology companies also face competition for services of qualified personnel and heavily rely on patents and intellectual property rights and the ability to enforce such rights to maintain a competitive advantage.

Large Capitalization Companies Risk. The Fund, directly through the Equity Portfolio and indirectly through the Options Portfolio, has significant exposure to large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the Equity Portfolio Index and/or similarly situated funds. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy, including, but not limited to, differing weights of the equity securities in the Equity Portfolio versus that of the Equity Portfolio Index and the impact of the Fund’s sold call options in rapidly appreciating market environments.

Derivatives Risk. To employ the Fund’s defined outcome strategy, the Fund utilizes derivative instruments, specifically, option contracts. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms, which can magnify potential for gain or loss and, therefore, amplify the effects of market volatility on share price. In addition to the foregoing, the Fund is subject to the following risks associated with its use of derivative instruments:

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions and depends on the ability of the Sub-Adviser’s rules-based strategy to effectively mitigate downside risk of the Fund. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest rates, including the implied volatility, which in turn are affected by fiscal and monetary policies and by national and international political and economic events. The effective use of option contracts also depends on the Fund’s ability to terminate its option contracts at times deemed desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an advantageous price. In addition, the value of the options contracts utilized by the Fund may not increase or decrease at the same rate as the reference asset on a day-to-day basis (although they generally move in the same direction). However, as an option contract approaches its expiration date, its value typically increasingly moves with the value of the reference asset. The Fund enters into option contracts in accordance with Rule 18f-4. Accordingly, the Fund is required to, among other things, adopt and implement a written derivatives risk management program and comply with limitations on risks relating to its derivatives transactions. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the sought-after buffer.

FLEX Options Risk. The Fund will utilize FLEX Options for its put option contracts, which are issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities, such as standardized options. In less liquid markets for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the share price of the Fund, could be negatively impacted. The FLEX Options held by the Fund are exercisable at the strike price on their expiration date. As a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the reference asset. However, prior to such date, the value of the FLEX Options does not increase or decrease at the same rate as the Undreference asset on a day-to-day basis (although they generally move in the same direction). The value of the FLEX Options held by the Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in the reference asset’s price, changes in interest rates, changes in the actual and implied volatility of the reference asset and the remaining time to until the FLEX Options expire.

Clearing Member Default Risk. Cleared derivatives, such as the Fund’s usage of exchange-listed option contracts, are required to be centrally cleared. In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for the Fund’s options contracts may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Counterparty Risk. The Fund invests in exchange-listed option contracts, which subjects it to counterparty risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. In the event that the counterparty becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Correlation Risk. The put option contracts held by the Fund, which provide the sought-after buffers, will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the option contracts will be determined based upon market quotations or using other recognized pricing methods. The value of the option contracts prior to the expiration date may vary because of related factors other than the value of the underlying reference assets of the option contracts. Factors that may influence the value of the option contracts include interest rate changes and implied volatility levels of underlying reference assets of the options, among others.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of option contracts, (ii) if the Fund is unable to maintain the proportional relationship based on the number of option contracts in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes or interpretations affecting the treatment of option contracts.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. If a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. In the event that trading in the underlying options contracts is limited or absent, the value of the Fund’s options contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the options contracts. The trading in options contracts may be less deep and liquid than the market for certain other securities. In a less liquid market for the options contracts, terminating the options contracts may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the options contracts, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the options contracts and the value of your investment.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective. The Sub-Adviser’s evaluations and assumptions regarding investments, interest rates, inflation, and other factors may not successfully achieve the Fund’s investment objective given actual market conditions.

Market Risk. The securities in the Fund are subject to market fluctuations, and the Fund could lose money due to short-term market movements and over longer periods during market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Values of securities may change due to factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of securities. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s investments and could result in disruptions in the trading markets. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors or other economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could result in disruptions to trading markets and could also adversely affect the prices and liquidity of a Fund’s holdings. Any of such circumstances could result in increased market volatility and/or have a materially negative impact on the value of Shares or the liquidity of an investment. During any such events, Shares may trade at greater premiums or discounts to their NAV and the bid/ask spread on Shares may widen. The future potential economic impact of any such future events is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

New Fund Risk. The Fund is new and currently has fewer assets than larger funds, and like other new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected. Additionally, because the Fund has fewer assets than larger funds over which to spread its fixed costs, its expense levels on a percentage basis will be higher than that of a larger fund.

Non-Diversification Risk. The Fund is classified as a “non-diversified company” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Risks Associated with ETFs. The Fund is an ETF, and therefore, as a result of an ETF’s structure, is subject to the following risks:

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). Authorized participants are not obligated to make a market in Shares or submit orders for the issuance or redemption of Creation Units. To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value (“NAV”) and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The Fund’s NAV represents the value of the Fund’s investments and is calculated by taking the sum of the Fund’s assets less the Fund’s liabilities, if any. The NAV per Share is the value of a Share’s portion of all of the Fund’s net assets. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV. Additionally, decisions by market makers and/or authorized participants or reduced effectiveness of the arbitrage process in maintaining the relationship of the Fund’s NAV to the market price of its Shares could result in the Shares trading at a premium, or discount to NAV and the bid/ask spread on Shares may widen.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Security Issuer Risk. Issuer specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code, and accordingly the Fund must satisfy certain income, asset diversification and distribution requirements each year. Among other requirements, the Fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income and the Fund’s assets must be diversified so that at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities, subject to certain other limitations. The Fund will also need to manage its exposure to derivatives counterparties for purposes of satisfying the diversification test. If the Fund were to fail to meet the qualifying income test or asset diversification test and fail to qualify as a RIC, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income, which would adversely affect the Fund’s performance. Additionally, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain option contracts held by the Fund are likely to be “Section 1256 contracts” under Section 1256 of the Code, allowing the Fund to recognize a combination of long and short term gain from such contracts but requiring the Fund to recognize gain or loss as if the Section 1256 contracts were sold. Certain option contracts on an ETF may not qualify as Section 1256 contracts, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the options contracts as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the options contracts as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the options contract is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

The Fund intends to limit the overlap between its stock holdings and the underlying constituents of the U.S. Large Cap Index to less than 70% on an ongoing basis in an effort to avoid being subject to the “straddle rules” under federal income tax law. In general, investment positions will be offsetting if there is a substantial diminution in the risk of loss from holding one position by reason of holding one or more other positions. The Fund expects that the index call option contracts it writes will not be considered straddles because its stock holdings will be sufficiently dissimilar from the components of the U.S. Large Cap Index under applicable guidance established by the IRS. Under certain circumstances, however, the Fund may enter into options transactions or certain other investments that may constitute positions in a straddle.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value its options contracts becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund.

Management of the Fund

The Fund is a series of Innovator ETFs® Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 200 W. Front Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs. Innovator serves as investment adviser to 156 exchange-traded funds, each of which is organized as a separate series of the Trust, a registered management investment company.

Investment Sub-Adviser

Parametric Portfolio Associates LLC, 800 Fifth Avenue, Suite 2800, Seattle, Washington 98104, serves as the Fund’s investment sub-adviser. Parametric has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Jennifer Mihara, Gordon Wotherspoon, Alex Zweber, Michael Zaslavsky and Larry Berman serve as the Fund’s portfolio managers. The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.

•	Jennifer Mihara – Managing Director, Head of Equity Fund Management. Ms. Mihara is responsible for providing oversight to the Centralized Portfolio Management (CPM), Global Equities, and Institutional CPM & Large Case Custom Core Portfolio Management teams. Prior to her current role, Ms. Mihara was responsible for leading the CPM Team. Before joining Parametric in 2005, she was an investment associate at Merrill Lynch for five years. Ms. Mihara earned a BA in economics and a minor in mathematics from Colgate University

•	Gordon Wotherspoon - Managing Director, Head of Equity SMA. Mr. Wotherspoon is responsible for overseeing portfolio management of the Custom Core Equity product for the firm’s brokerage and bank-sponsored channels. Prior to joining Parametric in 2004, Mr. Wotherspoon led the investment manager due diligence effort for an institutional investment consulting group within UBS Financials Services. Mr. Wotherspoon earned a MBA and a BS in economics from the University of Washington.

•	Alex Zweber – Managing Director, Investment Strategy at Parametric. Mr. Zweber leads the investment team that is responsible for Parametric’s liquid alternative strategies. Mr. Zweber has over 15 years of experience working in portfolio construction, trading and portfolio management across both futures contracts and option contracts. In his various positions, he has worked closely with institutional and high-net-worth clients and their consultants to address their investment and risk management needs. Previously, Mr. Zweber was responsible for supporting the development and distribution of Parametric’s strategies in Europe, and before that Mr. Zweber served as a Senior Portfolio Manager on Parametric’s volatility risk premium solutions. Mr. Zweber began his career in the investment management industry in 2006 with the Clifton Group (acquired by Parametric in 2012). Mr. Zweber earned a BA in economics from Macalester College and is a CFA and CAIA Charterholder.

•	Michael Zaslavsky – Senior Investment Strategist at Parametric. Mr. Zaslavsky is responsible for Parametric’s liquid alternatives strategies, focusing on delivering expertise and though leadership to help clients in all aspects of the investment management process. As a member of the portfolio management team, Mr. Zaslavsky is responsible for driving strategy evolution and research. Mr. Zaslavsky formerly held a portfolio manager role in which he supported a wide spectrum of Parametric’s institutional capabilities, including the Volatility Risk Premium Strategy, liability-driven investing, and tailored exposure. Prior to joining Parametric in 2015, Mr. Zaslavsky spent seven years as a proprietary trader for Citigroup, where he specialized in volatility modeling and arbitrage across equity indexes, single stocks, and commodities. Mr. Zaslavsky received his BS in finance from Bowling Green State University. Mr. Zaslavsky is a CFA and CAIA Charterholder.

•	Larry Berman – Managing Director, Investment Management at Parametric. Mr. Berman oversees the portfolio management and trading of the Parametric Liquid Alternatives Investment Strategies, including commodities, volatility risk premium and related options strategies. Mr. Berman is a member of the Parametric Enterprise Investment Management Committee and a voting member of the Liquid Alternatives Investment Committee. Prior to joining Parametric in 2006 (originally as an employee of Managed Risk Advisors, which was acquired by Parametric in 2007), Mr. Berman was a principal at Wolverine Trading, one of the largest options market-makers in the world. At Wolverine, he was the head trader in charge of all trading in the New York office on the American Stock Exchange and the COMEX, and he was responsible for over 90 equity/index options as well as market-making in ETFs and structured products. Mr. Berman earned a BS in business administration from Boston University.

For additional information concerning Innovator and Parametric, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.89% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Parametric and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub-advisory fee to Parametric in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Parametric’s sub-advisory fee. The Fund does not directly pay Parametric.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Form N-CSR for the fiscal period ended October 31, 2025.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to any sub-adviser or the sub-advisory agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to any sub-adviser or a sub-advisory agreement within 90 days of the change.

Additional Information Relating to the Declaration of Trust

The Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration of Trust. Subject to the provisions of the Declaration of Trust, the Board may, subject to the requisite vote, engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust. The Board may, in the exercise of their or its good faith business judgment, dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by a shareholder in its own name or in the name of the Trust. The Declaration of Trust further provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Board to bring the subject action unless an effort to cause the Board to bring such action is excused. A demand on the Board shall only be excused if a majority of the Board a material personal financial interest in the subject action.

There may be questions regarding the enforceability of these provisions based on certain interpretations of the Securities Act of 1933 Act, as amended, the Securities Exchange Act of 1934, as amended and the 1940 Act. However, the Declaration of Trust provides if any provision shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to that provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of the Declaration of Trust. The provisions of the Declaration of Trust are not intended to restrict any shareholder rights under the federal securities laws and do not mandate the adjudication of federal securities laws claims through arbitration.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

Authorized participants may acquire Shares directly from the Fund, and authorized participants may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

The Fund does not impose restrictions on the frequency of purchases and redemptions (“market timing”), and has adopted no policies and procedures with respect to market timing activities. In making this determination, the Board considered the risks associated with market timing activities by the Fund’s shareholders, including, dilution, disruption of portfolio management, increases in the Fund’s trading costs and the potential for the realization of capital gains.

Shares may be purchased and redeemed directly from the Fund only when aggregated into one or more Creation Units by authorized participants that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares detailed above. To the extent the Fund may effect the issuance or redemption of Creation Units in exchange wholly or partially for cash, such trades could result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by authorized participants increases. However, direct trading by authorized participants is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from authorized participants that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund, however the Fund expects to make such dividend payments on a quarterly basis. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax advisor about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	Your Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distribution tests. The Fund intends to treat any income that it may derive from its option contracts as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the option contracts as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of option contracts is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Fund from certain corporations may be reported by the Fund as being eligible for the dividends received deduction.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends may be taxed at a higher maximum stated tax rate. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the Fund’s Option Contracts

The Fund’s investments in offsetting positions with respect to the reference asset may be “straddles” for U.S. federal income tax purposes. Generally, the straddle rules apply to a taxpayer that holds offsetting positions in personal property (whether or not of the same kind) if the offsetting positions result in a substantial diminution of the taxpayer's risk of loss from any of the positions. For example, a taxpayer that owns a security and a put option to sell that security at a specified price may be engaged in a straddle. A taxpayer holding a straddle may be required to defer losses realized on one position until gain is realized on the related offsetting position. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

The option contracts included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that some of the positions held by the Fund will be subject to Section 1256, which means that those positions will not be marked to market, but the positions will be subject to the straddle rules.

The Fund intends to limit the overlap between its stock holdings and the underlying constituents of the U.S. Large Cap Index to less than 70% on an ongoing basis in an effort to avoid being subject to the “straddle rules” under federal income tax law. In general, investment positions will be offsetting if there is a substantial diminution in the risk of loss from holding one position by reason of holding one or more other positions. The Fund expects that the index call option contracts it writes will not be considered straddles because its stock holdings will be sufficiently dissimilar from the components of the U.S. Large Cap Index under applicable guidance established by the IRS. Under certain circumstances, however, the Fund may enter into options transactions or certain other investments that may constitute positions in a straddle.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you.

Non-U.S. Tax Credit

If the Fund invests in non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to shareholders. Federal tax will be withheld if (1) the shareholder fails to furnish the Fund with the shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met. For tax years after December 31, 2022, amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gain dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund, which is calculated by taking the market price of the Fund’s total assets, including any interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of Shares outstanding. The result, rounded to the nearest cent is the NAV per Share.

Section 2(a)(41) of the 1940 Act provides that when a market quotation is readily available for a fund’s portfolio investments, such investment must be valued at the market value. Rule 2a-5 defines a readily available market quotation as “a quoted price (unadjusted) in active markets for identical investments that the fund can access at a measurement date, provided that a quotation will not be readily available if it is not reliable.” If a market quotation is not “readily available” the portfolio investment must be fair valued as determined in good faith by a fund’s board of trustees. Rule 2a-5 allows a fund’s board of trustees to designate the fund’s investment adviser as the “valuation designee” to perform fair value determinations subject to certain conditions. In accordance with Rule 2a-5, the Board has appointed Innovator as the “Valuation Designee” for the Fund’s portfolio investments. Investments will be fair valued as determined in good faith in accordance with the policies and procedures established by Innovator as the Valuation Designee pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board of Trustees. As a general principle, “fair value” represents a good faith approximation of the value of a portfolio investment and is the amount the Fund might reasonably expect to receive from the current sale of that investment in an arm’s-length transaction. The use of fair value prices may result in prices used by the Fund that may differ from current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. While the Valuation Procedures (defined below) are intended to result in the Fund’s NAV calculation that fairly reflects the values as of the time of pricing, the fair value determined for a portfolio instrument may be materially different from the value that could be realized upon the sale of that instrument.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded option contracts (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued. Any fair value determination will be made in accordance with the policies and procedures established by Innovator as Valuation Designee in accordance with Rule 2a-5.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the SAI entitled “Determining Offering Price and Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 342 North Water Street, Suite 830, Milwaukee, Wisconsin 53202, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Other Investment Companies

Section 12(d)(1) of the 1940 Act (“Section 12(d)(1)”) restricts investments by investment companies in the securities of other investment companies. Rule 12d1-4 under the 1940 Act provides the requirements under which an investment company may invest in securities of another investment company beyond the limits prescribed in Section 12(d)(1). Any investment by another investment company in the Fund, or by the Fund in another investment company, must comply with Rule 12d1-4 in order to exceed the limits contained in Section 12(d)(1).

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.

Innovator Equity Managed 100 Buffer ETF™

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders and in Form N-CSR. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during its last fiscal year. In Form N-CSR, you will find the Fund’s annual and semi-annual financial statements. The Fund’s most recent SAI, annual or semi-annual reports and certain other information such as Fund financial statements are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 200 W. Front Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333-146827 811-22135